For immediate release	Exhibit No. 99.1

FAIRMONT HOTELS & RESORTS INC.

TO PARTICIPATE IN SCOTIA CAPITAL CONFERENCE

TORONTO, September 16, 2004 - Fairmont Hotels & Resorts Inc. (“FHR”)(TSX/NYSE: FHR) will participate in Scotia Capital’s Eighth Annual ‘Back to School’ Conference to be held in Toronto on September 22, 2004. William R. Fatt, FHR’s Chief Executive Officer, will present at approximately 12:40 p.m. Eastern Time.

Interested participants can access a live audio webcast of the presentation and slide materials through FHR’s website at www.fairmont.com/investor. A replay of the presentation will be archived for 90 days. The webcast will last for approximately 35 minutes.

About Fairmont Hotels & Resorts Inc.
FHR is one of North America’s leading owner/operators of luxury hotels and resorts. FHR’s managed portfolio consists of 82 luxury and first-class properties with more than 33,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados and the United Arab Emirates. FHR owns Fairmont Hotels Inc., North America’s largest luxury hotel management company, as measured by rooms under management, with 44 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. FHR also owns Delta Hotels, Canada’s largest first-class hotel management company, which manages and franchises 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 22 properties and an approximate 24% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties.

Contact:	Emma Thompson Executive Director Investor Relations Tel: 416.874.2485 Email: investor@fairmont.com Website: www.fairmont.com